Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.5825 Canadian per share on the issued and outstanding Common shares payable on April 1, 2020 to holders of record at the close of business on

March 11, 2020.

The amount of the dividend per Common share will be adjusted to reflect the two-for-one share split approved by the Board of Directors on February 12, 2020.

By order of the Board

Andrea Wood

Chief Legal and Governance Officer

Vancouver, British Columbia

February 12, 2020

Contact: Investor Relations

1-800-667-4871

ir@telus.com